IN THE UNITED STATES BANKRUPTCY COURT

                        FOR THE DISTRICT OF DELAWARE



- - - - - - - - - - - - - - -x
                             :     Chapter 11
In re                        :
                             :     Case No. 00-4238 (PJW)
ICG COMMUNICATIONS, INC.     :
      et al.,                :     Jointly Administered
      -- --
                             :
               Debtors.      :
                             :
- - - - - - - - - - - - - - -x


     SUPPLEMENT TO DISCLOSURE STATEMENT WITH RESPECT TO SECOND AMENDED JOINT PLAN OF REORGANIZATION OF ICG COMMUNICATIONS, INC., ET AL.,
                           REGARDING MODIFICATION
                           ----------------------




Dated:  August 23, 2002




                                 DISCLAIMER

                  THE INFORMATION CONTAINED IN THIS SUPPLEMENT TO DISCLOSURE STATEMENT (THE "SUPPLEMENT") IS INCLUDED HEREIN FOR PURPOSES OF SOLICITING ACCEPTANCES OF THE SECOND AMENDED JOINT PLAN OF REORGANIZATION AS MODIFIED (THE "MODIFIED PLAN") OF ICG COMMUNICATIONS, INC. AND ITS AFFILIATED DEBTORS AND DEBTORS IN POSSESSION, AND MAY NOT BE RELIED UPON FOR ANY PURPOSE OTHER THAN FOR SUCH CLAIM HOLDERS TO DETERMINE HOW TO VOTE ON THE MODIFIED PLAN. NO PERSON MAY GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS, OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS SUPPLEMENT OR THE DISCLOSURE STATEMENT, REGARDING THE MODIFIED PLAN OR THE SOLICITATION OF ACCEPTANCES OF THE MODIFIED PLAN.

                  ALL CREDITORS ARE ADVISED AND ENCOURAGED TO READ THIS SUPPLEMENT, THE DISCLOSURE STATEMENT AND THE MODIFIED PLAN IN THEIR ENTIRETY BEFORE VOTING TO ACCEPT OR REJECT THE MODIFIED PLAN. SUMMARIES AND STATEMENTS MADE IN THIS SUPPLEMENT ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO THE MODIFIED PLAN AND THE EXHIBITS AND SCHEDULES ANNEXED TO THE MODIFIED PLAN, THE DISCLOSURE STATEMENT AND THIS SUPPLEMENT. THE STATEMENTS CONTAINED IN THIS SUPPLEMENT ARE MADE ONLY AS OF THE DATE HEREOF, AND THERE CAN BE NO ASSURANCE THAT THE STATEMENTS CONTAINED HEREIN WILL BE CORRECT AT ANY TIME AFTER THE DATE HEREOF.

                  THIS SUPPLEMENT HAS BEEN PREPARED IN ACCORDANCE WITH
SECTION 1125 OF THE UNITED STATES BANKRUPTCY CODE AND RULE 3016 OF THE FEDERAL RULES OF BANKRUPTCY PROCEDURE AND NOT NECESSARILY IN ACCORDANCE WITH FEDERAL OR STATE SECURITIES LAWS OR OTHER NON- BANKRUPTCY LAW. THIS SUPPLEMENT HAS BEEN NEITHER APPROVED NOR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THE STATEMENTS CONTAINED HEREIN. PERSONS OR ENTITIES TRADING IN OR OTHERWISE PURCHASING, SELLING OR TRANSFERRING SECURITIES OR CLAIMS OF ICG COMMUNICATIONS, INC. OR ANY OF THE AFFILIATED DEBTORS AND DEBTORS-IN-POSSESSION IN THESE CASES SHOULD EVALUATE THIS SUPPLEMENT, THE DISCLOSURE STATEMENT AND THE MODIFIED PLAN IN LIGHT OF THE PURPOSE FOR WHICH THEY WERE PREPARED.

                  AS TO CONTESTED MATTERS, ADVERSARY PROCEEDINGS AND OTHER ACTIONS OR THREATENED ACTIONS, THIS SUPPLEMENT SHALL NOT CONSTITUTE OR BE CONSTRUED AS AN ADMISSION OF ANY FACT OR LIABILITY, STIPULATION OR WAIVER, BUT RATHER AS A STATEMENT MADE IN SETTLEMENT NEGOTIATIONS. THIS SUPPLEMENT SHALL NOT BE ADMISSIBLE IN ANY NON-BANKRUPTCY PROCEEDING NOR SHALL IT BE CONSTRUED TO BE CONCLUSIVE ADVICE ON THE TAX, SECURITIES OR OTHER LEGAL EFFECTS OF THE MODIFIED PLAN AS TO HOLDERS OF CLAIMS AGAINST, OR EQUITY INTERESTS IN, ICG COMMUNICATIONS, INC. OR ANY OF THE AFFILIATED DEBTORS AND DEBTORS-IN- POSSESSION IN THESE CASES.




                           PRELIMINARY STATEMENT

                  On April 3, 2002 the Bankruptcy Court approved the Debtors' Disclosure Statement (the "Original Disclosure Statement") with Respect to Second Amended Joint Plan of Reorganization of ICG
Communications, Inc., et al. (the "Original Plan"). The Original Disclosure Statement, among other things, summarized the terms and conditions of the Original Plan.

                  The Original Disclosure Statement and Original Plan were mailed to appropriate creditors and other parties in interest pursuant to an order entered by the Bankruptcy Court on April 3, 2002 (the "Original Solicitation Order"), which set forth the procedures for the solicitation of votes to accept the Original Plan. May 10, 2002 was set as the deadline to vote on the Original Plan (the "Original Voting Deadline"). The Original Plan was accepted by all classes of claims entitled to vote. On May 21, 2002 the Bankruptcy Court entered the Findings of Fact, Conclusions of Law and Order Confirming Second Amended Joint Plan of Reorganization of ICG Communications, Inc. and its Affiliated Debtors and Debtors in Possession (the "Original Confirmation Order").

                  The Original Plan contained certain conditions precedent to its consummation, including the completion of final documentation regarding, and the funding of, $65 million of new financing (the "Original Exit Financing") on the Effective Date. The Original Exit Financing was predominantly to be funded by funds and accounts managed by Cerberus Capital Management, L.P. ("CCM"). After the Original Confirmation Order was entered by the Bankruptcy Court, but before the Effective Date occurred, CCM requested the inclusion of certain covenants in the Original Exit Financing. CCM asserted that these additional covenants were both customary as contemplated by the Original Plan and CCM's commitment letters and necessary as a result of the Debtors' recent operating results and CCM's belief that a Material Adverse Change and a Financial Markets Disruption had occurred (within the meaning of those terms as set forth in CCM's commitment letters for the Original Exit Financing attached as Exhibits to the Original Plan). The Debtors believed that the requested covenants were neither customary nor consistent with the commitment letters for the Original Exit Financing, and because their inclusion would result in a significant change to the economics described in the Original Disclosure Statement, would have been in contravention of the Original Plan. The Debtors also believe that no Material Adverse Change or Financial Markets Disruption had occurred. Accordingly, although the Original Plan was confirmed by the Bankruptcy Court, the Original Exit Financing transactions did not close and the Effective Date for the Original Plan did not occur.

                  After consulting with the Official Committee of Unsecured Creditors (the "Creditors Committee") and the Debtors' prepetition senior secured lenders (the "Prepetition Secured Lenders"), the Debtors engaged in negotiations with CCM in an effort to settle their disputes regarding the Original Exit Financing and to attempt to secure CCM's agreement to provide some exit financing, rather than proceeding to litigate with CCM and attempting to emerge from chapter 11 with no new financing at all. As a result of those negotiations, the Debtors entered into an agreement with CCM that is supported by both the Creditors' Committee and the Prepetition Secured Lenders, which agreement is embodied in a proposed modification to the Original Plan (the "Modification," and the Original Plan as modified by the Modification, the "Modified Plan").

                  The Reorganized Debtors, under the Modified Plan, will receive $25 million of new financing (the "New Exit Financing"), as opposed to the $65 million called for by the Original Exit Financing. As discussed below, the New Exit Financing has been closed into escrow, and as a result the funds provided thereby will be released, and the Effective Date of the Modified Plan can occur immediately, upon confirmation of the Modified Plan by the Bankruptcy Court, and upon the delivery of a certificate by the Debtors that they are in compliance with certain covenants, representations and warranties and satisfaction of certain other technical delivery requirements. Upon closing of the New Exit Financing into escrow, the commitments to provide the Original Exit Financing expired by their terms.

                  Under the Modified Plan, the classification and treatment of all Claims remains unchanged. Specifically, with respect to Classes of Claims entitled to vote:

                           Holders of Allowed Claims in Classes S-4
                           (General Unsecured Claims against the Services Debtors) and H-4 (General Unsecured Claims against the Holding Debtors) will continue to receive 100% of the New Common Stock of Reorganized ICG issued and outstanding on the Effective Date (subject to Dilution), allocated between such Classes as set forth in the Original Disclosure Statement, and holders of Allowed Claims in Class H-4 will continue to receive the New Holdings Creditor Warrants;

                           Holders of Allowed Claims in Class S-5 (Secured Lender Claims) will continue to receive $25 million in Cash and the New Secured Notes, as described in the Original Disclosure Statement; and Holders of Allowed Claims in Classes S-4 and H-4 (Convenience Claims against the Services Debtors and the Holdings Debtors, respectively) will continue to receive Cash equal to 50% of their respective Allowed Claims, as described in the Original Disclosure Statement.

                  However, the Debtors believe that the changes reflected in the Modified Plan compared to the Original Plan require a resolicitation of votes from the holders of Claims entitled to vote, and thus are soliciting such votes pursuant to this Supplement. The Modification is attached hereto as Appendix A.

                  Importantly, and as discussed in more detail below, as a result of (1) the passage of time since the date the Original Disclosure Statement was drafted, (2) general changes in the prevailing marketplace for telecommunications company securities, and (3) the revised financial projections for the Reorganized Debtors necessitated, in part, by the fact that the New Exit Financing provides for $40 million less new funds to be obtained by the Reorganized Debtors than would have been obtained under the Original Exit Financing, the valuation by the Debtors' investment banker of the Reorganized Debtors' enterprise (and the securities to be issued under the Modified Plan) has decreased compared to the valuation set forth in the Original Disclosure Statement. Accordingly, the estimated value of the recoveries to creditors proposed under the Modified Plan has decreased compared to what was set forth in the Original Disclosure Statement.

                  A summary of the differences between the Modified Plan and the Original Plan is set forth in this Supplement. This summary includes the revised valuation of the Reorganized Debtors (the "New Valuation"), as well as the revised financial projections for the Reorganized Debtors (the "New Projections"), which are attached to this Supplement as Appendix B. This Supplement should be read in conjunction with the Original Plan, the Original Disclosure Statement, and the Modification. The Original Plan and Original Disclosure Statement were previously distributed to parties receiving this Supplement, and thus are not being redistributed herewith.

                  By order of the Bankruptcy Court, the hearing to consider confirmation of the Modified Plan will commence on October 9, 2002 at 4 p.m.; the deadline for parties to object to the Modified Plan is October 1, 2002; and the Voting Deadline with respect to the Modified Plan, for holders of Claims in Classes S-3, S-4, S-5, H-3 and H-4, is October 1, 2002.

                  All capitalized terms not defined in this Supplement have the meanings ascribed to such terms in the Modified Plan.

                       EVENTS LEADING TO MODIFICATION

                  The Original Plan was formulated on the basis of extensive negotiations conducted after the commencement of these cases among the Debtors and their primary constituencies. As set forth in Exhibits G and H to the Original Plan, the Debtors received commitment letters from CCM and certain other parties (the "Term Sheets") for the Original Exit Financing. The Original Exit Financing was to be comprised of two components: (i) a $25 million senior subordinated secured term loan (the "New Senior Subordinated Term Loan"), the proceeds of which were to be used to repay $25 million of Secured Lender Claims and (ii) the issuance by Reorganized ICG of $40 million of unsecured convertible notes (the "New Convertible Notes"), the proceeds of which were to be utilized by Reorganized ICG for general working capital and corporate purposes.

                  After the Original Confirmation Order was entered by the Bankruptcy Court, but before the Effective Date occurred, CCM requested the inclusion of certain covenants in the Original Exit Financing. CCM asserted that these additional covenants were both customary and contemplated by the Original Plan and CCM's commitment letters and necessary as a result of the Debtors' recent operating results and CCM's belief that a Material Adverse Change and a Financial Markets Disruption had occurred. The Debtors believed that the requested covenants were neither customary nor consistent with the commitment letters for the Original Exit Financing and were in contravention of the Original Plan, and that no Material Adverse Change or Financial Markets Disruption had occurred. Thus, the Original Exit Financing transactions did not close and the Effective Date of the Original Plan did not occur.

                  As a result, the Debtors were faced with two alternative potential courses of action: (i) propose a new plan without any exit financing, attempt to obtain support for such a plan from the Creditors' Committee and the Prepetition Secured Lenders, and pursue potential causes of action against CCM, or (ii) seek to settle the disputes with CCM by renegotiating the Original Exit Financing to provide some amount of exit financing for Reorganized ICG, modify the Original Plan accordingly, and attempt to obtain support for such a modified plan from the Creditors' Committee and the Prepetition Secured Lenders.

                  After discussing the available options with each of the Creditors' Committee and the Prepetition Secured Lenders, the Debtors pursued settlement discussions with CCM. A settlement was reached that is supported by both the Creditors' Committee and the Prepetition Secured Lenders. That settlement is embodied in the Modified Plan. The Debtors believe that given the alternatives available to them, proceeding to attempt to confirm the Modified Plan is in the best interests of the Debtors, their estates, and their creditors.

                  Importantly, pursuant to the settlement with CCM, as of July 25, 2002 (the "Escrow Closing Date"), all principal documents necessary to consummate the Modified Plan were fully executed, and the $25 million in proceeds from the New Exit Financing was funded into an escrow, governed by the terms of the escrow agreement (the "Escrow Agreement") attached as Exhibit I to the Modification. Accordingly, if the Bankruptcy Court confirms the Modified Plan, upon certification by Reorganized ICG that it is in compliance with certain covenants, representations and warranties and the satisfaction of certain other technical delivery requirements, the New Exit Financing will be consummated and the escrowed proceeds will be released for distribution on account of Secured Lender Claims in accordance with the terms of the Modified Plan, and the Effective Date for the Modified Plan can immediately occur.1

                  On July 26, 2002, the Modification was filed with the Bankruptcy Court. On August 23, 2002, the Debtors obtained from the Bankruptcy Court (a) approval of this Supplement pursuant to section 1125 of the Bankruptcy Code and (b) authorization to distribute this Supplement to creditors and solicit votes on the Modified Plan.

                  THE DEBTORS, THE PREPETITION SECURED LENDERS AND THE CREDITORS' COMMITTEE BELIEVE THAT THE MODIFIED PLAN IS IN THE BEST INTERESTS OF ALL HOLDERS OF CLAIMS AGAINST THE DEBTORS AND THUS STRONGLY RECOMMEND THAT YOU VOTE TO ACCEPT THE MODIFIED PLAN.


                        SUMMARY OF THE MODIFICATION


New Convertible Notes
---------------------

                  Under the Original Plan, Reorganized ICG was to issue $40 million of New Convertible Notes, the proceeds of which were to be utilized by Reorganized ICG for general working capital and corporate purposes.

                  Under the Modified Plan, the New Convertible Notes will not be issued and all references to the New Convertible Notes are deleted.

Projections and Valuation of the Company and the New Securities
---------------------------------------------------------------

                  Based, in part, on information provided to the Debtors' investment banker, Dresdner Kleinwort Wasserstein ("DrKW") by the Company, the Original Disclosure Statement contained a valuation of the enterprise of the Company on a going concern basis by DrKW. That valuation established the value of the Company on a going concern basis at between $350 and $500 million. That valuation resulted in a total equity value between approximately $142 million and $292 million (with a midpoint of $217 million), which was derived by subtracting from the Company's enterprise value the projected funded debt (prior to the New Convertible Notes) on the pro forma balance sheet for the Company. See Overview in the Original Disclosure Statement.

                  DrKW's valuation in the Original Disclosure Statement was premised, in part, upon the projections attached to the Original Disclosure Statement as Appendix D (the "Original Projections"). Based upon (i) information obtained after the Original Disclosure Statement was completed and approved by the Bankruptcy Court and (ii) the fact that under the Modified Plan as opposed to the Original Plan the Reorganized Debtors will not obtain the proceeds of the New Convertible Notes (which, as described above will no longer be issued at all), the Debtors have prepared the New Projections. The New Projections are

-------------------

1 Under the terms of the Escrow Agreement, the Modified Plan must be confirmed by October 31, 2002 or such later date acceptable to the Debtors, the Prepetition Secured Lenders, the Creditors' Committee, Madeleine L.L.C. and Morgan Stanley & Co., Incorporated or the funds will be returned to the lenders and they will have no further obligations to fund the New Exit Financing.


attached hereto as Appendix B. Compared to the Original Projections, the New Projections take into account the following developments:

         o A significant period of time has passed since the formulation of the Original Projections. The New Projections incorporate new information that has come to the Company's attention and that is relevant to the outlook for the Company's businesses, and also update the Company's forecasts to account for actual results since the Original Projections were prepared.

         o As described in the Original Disclosure Statement, the telecommunications industry generally has been marked by a period of extreme uncertainty and disruption. These conditions have adversely affected the financial markets' view of the prospects for the telecommunications industry generally. Although these conditions were reflected in the Original Projections, the New Projections take into account developments that have occurred subsequent to the creation of the Original Projections.

         o As a result of not obtaining the $40 million from the issuance of the New Convertible Notes as contemplated by the Original Plan, the Reorganized Debtors' ongoing business plan will be adjusted to provide for significantly less capital expenditures. Reducing capital expenditures will enable the Reorganized Debtors to continue operating their businesses within the economic confines of their existing cash balances, which are approximately $95 million as of the date hereof. As a result of lowered capital spending, the Debtors believe that revenue and earnings projections will be lower than as set forth in the Original Projections, which is reflected in the New Projections.

                  Although the New Projections differ from the Original Projections, the Debtors believe that they will be able to satisfy the feasibility standards required by section 1129(a)(11) of the Bankruptcy Code to confirm the Modified Plan. See Section XI.A of the Original Disclosure Statement.

                  After the Original Confirmation Order was entered, the persons at DrKW that worked on the engagement for the Debtors left DrKW and formed a new firm, Miller Buckfire Lewis & Co., LLC ("MBL"). MBL has succeeded DrKW as the Debtors' investment banker. MBL has reviewed the New Projections and concluded that the revisions have a material impact on the Original Valuation. Accordingly, based upon the New Projections and prevailing market conditions, MBL's New Valuation ascribes a valuation range for the Company on a going concern basis at between $250 and $325 million, with a mid-point of $287.5 million. The New Valuation ascribes a total equity value of between approximately $39.8 million and $114.8 million (with a midpoint of $77.3 million), which is derived by subtracting from the Company's enterprise value the projected funded debt on the pro forma balance sheet for the Company. See the New Projections at Appendix B. The methodology used to formulate the New Valuation was substantially similar to the methodology used to formulate the Original Valuation. See Appendix C for a description of such methodology.

                  Based upon the New Valuation, the valuations of the various securities and other instruments to be issued under the Modified Plan are set forth below as each such security or instrument is discussed.

                  The valuation of the Company and the valuation of any security or instrument to be issued under the Modified Plan are based upon numerous assumptions, including among other things, an assumption that the operating results projected for Reorganized ICG in the New Projections will be achieved in all material respects. The Debtors and MBL believe that these valuation assumptions are reasonable. However, the valuation assumptions are not a prediction or reflection of post-Confirmation trading prices of the New Common Shares or any other security or instrument. As a result of a variety of factors, including those discussed in Section VI of the Original Disclosure Statement and elsewhere in this Supplement, the trading prices of securities or instruments issued under a plan of reorganization are subject to many unforeseeable circumstances and therefore cannot be predicted.

                  Please see Section VI of the Original Disclosure Statement for a discussion of certain risk factors with respect to the Original Plan and the New Securities, which risk factors the Debtors believe remain pertinent to the Modified Plan and the securities and instruments to be issued thereunder. Moreover, holders of Claims considering the Modified Plan should consider that the telecommunications industry remains, and many telecommunications companies remain, highly troubled. For example, WorldCom, Inc., one of the largest telecommunications companies in the world, has recently filed for relief under chapter 11 of the Bankruptcy Code. The Debtors have contracts with, and derive some of their revenue from, WorldCom and its affiliates. The Debtors also have contracts with, and derive some of their revenue from other large telecommunications companies that have reported various operating and/or financial troubles, such as Qwest Communications. The chapter 11 filing by WorldCom, and chapter 11 filings by any of these other companies (if such filings were to occur), could have adverse effects on the Debtors' or Reorganized Debtors' ability to collect moneys owed to them by such companies and/or on the Debtors' existing contacts with such companies.

New Senior Subordinated Term Loan and Issuance of New Nominal Warrants
----------------------------------------------------------------------

                  Under the Original Plan, Reorganized ICG was to obtain the New Senior Subordinated Term Loan, the proceeds of which were to be used to repay $25 million of Secured Lender Claims. Under the Modified Plan, the New Senior Subordinated Term Loan will be implemented. As discussed above, the principal documentation for the New Senior Subordinated Term Loan has already been executed and delivered, and the $25 million in proceeds therefrom has been placed in an escrow and the escrowed funds will be available for distribution to the Prepetition Secured Lenders under the Modified Plan if the Modified Plan is confirmed by October 31, 2002 and certain other conditions described above are satisfied. If the Modified Plan is not confirmed and such other conditions are not satisfied by October 31, 2002 the $25 million will be returned to the lenders and the lenders will be relieved of all obligations to provide the New Exit Financing.

                  Under the Original Plan, the lenders of the New Senior Subordinated Term Loan were to receive a closing fee in the form of warrants to purchase 200,000 additional New Common Shares (the "Fee Warrants"). The strike price for the Fee Warrants was $20 per share, which was set based upon a total equity value for Reorganized ICG of $160 million (as with the strike price for the New Holdings Creditor Warrants). Under the Modified Plan, the Fee Warrants will be issued, but as a result of the New Valuation, the strike price for the Fee Warrants (and the New Holdings Creditor Warrants) will be $9.12 per share, which is based upon a total equity value for Reorganized ICG of $77.3 million. Based upon the New Valuation, MBL has ascribed an aggregate value of $1.0 million to the Fee Warrants. The Fee Warrants shall not be exempt from registration under applicable securities laws pursuant to section 1145 of the Bankruptcy Code. The Fee Warrants shall have a term expiring on the fifth (5th) anniversary of the Effective Date.

                  Finally, under the Modified Plan, the lenders of the New Senior Subordinated Term Loan shall also receive warrants to purchase additional New Common Shares equal to five percent (5%) of the total issued and outstanding New Common Shares (on a fully diluted basis, before the Management Option Plan), with a strike price of $.01 (the "New Nominal Warrants"). Based upon the New Valuation, MBL has ascribed an aggregate value of $4.3 million to the New Nominal Warrants. The New Nominal Warrants shall not be exempt from registration under applicable securities laws pursuant to section 1145 of the Bankruptcy Code. The New Nominal Warrants shall have a term expiring on the fifth (5th) anniversary of the Effective Date.

New Holdings Creditor Warrants
------------------------------

                  Under the Original Plan, holders of Allowed Claims in Class H-4 were to receive their Pro Rata share of the New Holdings Creditor Warrants, which were to be 5 year warrants to purchase 800,000 additional New Common Shares (approximately ten percent (10%) of the aggregate amount of New Common Shares to be issued and outstanding on the Effective Date), at a strike price of $20.00 per share. That strike price was based upon an implied total equity value of Reorganized ICG of $160 million (prior to conversion of the New Convertible Notes).

                  Under the Modified Plan, the New Holdings Creditor Warrants will continue to be issued, but (as with the Fee Warrants), shall have a strike price of $9.12 per share, which is based upon a total equity value for Reorganized ICG of $77.3 million. Based upon the New Valuation, MBL has ascribed a value of $3.6 million to the New Holdings Creditor Warrants. The New Holdings Creditor Warrants shall be exempt from registration under the applicable securities laws pursuant to section 1145 of the Bankruptcy Code.

Modification to Management Option Plan
--------------------------------------

                  Under the Original Plan, management and designated employees were to receive stock options pursuant to the Management Option Plan. The Management Option Plan provided for options to purchase ten percent (10%) of the aggregate New Common Shares outstanding on a fully diluted basis. Options to purchase seven percent (7%) of the aggregate New Common Shares outstanding on a fully diluted basis were to be granted effective on the Effective Date to individuals determined by the CEO (the "Initial Stock Options"). The exercise price of the Initial Stock Options was to be based upon an implied reorganization equity value of $160 million.

                  Under the Modified Plan, the Management Option Plan will provide for options to purchase seven and one-half percent (7.5%) of the aggregate New Common Shares outstanding on a fully diluted basis. The Initial Stock Options shall be options to purchase seven percent (7%) of the New Common Shares on a fully diluted basis, with an exercise price based upon an implied total equity value of Reorganized ICG of $77.3 million.

Reorganized ICG's Board of Directors
------------------------------------

                  Under the Original Plan, the Board of Directors of Reorganized ICG (the "New Board") was to be comprised of nine (9) members:
5 selected by CCM; 2 selected by Huff; 1 selected by the Creditors' Committee; and the Chief Executive Officer, Mr. Randall Curran.

                  Under the Modified Plan, the New Board will be comprised of five (5) members: 2 selected by CCM; 2 selected by Huff; and Mr. Randall Curran. The New Board will have staggered terms, with Mr. Curran's initial term being for one (1) year; one director selected by Huff and one selected by CCM having an initial term of two (2) years; and one director selected by Huff and one selected by CCM having an initial term of three (3) years.

                  Certain provisions under the Original Plan with respect to requiring super-majority voting by the New Board with respect to certain issues have been modified, generally to reduce the number of actions that require super-majority voting. All such provisions are contained in the Exhibits to the Modification.

Modifications to Lucent Settlement and Cisco Settlement
-------------------------------------------------------

                  Under the Original Plan, the Debtors were to effectuate settlements of complex issues and disputes with each of Lucent and Cisco. Those settlements both provided for, among other things, payment by the Reorganized Debtors to each of Lucent and Cisco of an amount of Cash and an amount of unsecured promissory notes, each as described in the Original Disclosure Statement.

                  Under the Modified Plan, the Lucent Settlement and the Cisco Settlement will each remain in place. However, the Debtors have commenced discussions with each of Lucent and Cisco to modify the terms of those settlements, in each case in an effort to reduce the amount of Cash required to be paid by the Debtors on the Effective Date and, in exchange, to increase the amount and improve (for Lucent and Cisco) the terms of the unsecured promissory notes to be delivered by the Reorganized Debtors. While there can be no assurance that any such modifications will be agreed to by Lucent or Cisco, the Debtors reserve their right to agree to modifications to either settlement that the Debtors, in their business judgement, believe to be beneficial to the Debtors.

Closing in Escrow; Other Changes to the Original Plan and Certain Exhibits
Thereto
--------------------------------------------------------------------------

                  As set forth above, all principal documents necessary to consummate the Modified Plan have been fully executed and delivered and the New Exit Financing has been funded, into escrow. As a result of effectively pre-closing the transactions that will become effective on the Effective Date of the Modified Plan (if it is confirmed by the Bankruptcy Court), if the Effective Date of the Modified Plan occurs, the transaction documents shall, in most respects, operate as if they became effective on the Escrow Closing Date. The Purchasers of the New Exit Financing will be entitled to a payment on the Effective Date in an amount equal to the interest that would have accrued on the New Exit Financing during the period commencing on the Escrow Closing Date and ending on the Effective Date. So long as the Debtors properly certify on the Effective Date that they are in compliance with certain covenants, representations and warranties, if any event were to occur before the Effective Date that would constitute a default or an event of default under such documents and such event continues after the Effective Date, the Effective Date would nonetheless occur, and the Reorganized Debtors would be in default under such documents with the consequences set forth therein. This structure was negotiated for by the Debtors to ensure that the Debtors emerge from Chapter 11 if the Modified Plan is confirmed, with the only conditions that must be satisfied by the Debtors being the confirmation of the Modified Plan, the delivery by the Debtors of the certificate of compliance with certain covenants, representations and warranties and the satisfaction of certain other technical delivery requirements.

                  In connection with the various changes to the Original Plan outlined above, certain terms (e.g., representations, warranties and covenants) contained in the terms and conditions for the various securities and instruments to be issued under the Original Plan have been modified as agreed to by the Debtors, the Creditors' Committee, the Prepetition Secured Lenders and CCM. Each of these changes is not described in this Supplement. The principal final documents for each of these securities and instruments are attached to the Modification (which is attached hereto as Appendix A) as Exhibits thereto, in replacement of the respective Exhibits attached to the Original Plan (which in most cases were comprised of term sheets). Because these Exhibits are voluminous, they are not attached to the copy of the Modification attached hereto, however, any party may obtain a copy of any Exhibit to the Modification by contacting:

                                    ICG Communications, Inc.
                                    c/o Logan and Company, Inc.
                                    546 Valley Road
                                    Upper Montclair, NJ 07043
                                    Phone:  (973) 509-3190


Estimated Percentage Recoveries to Holders of Claims in Classes S-3, S-4, S-5; H-3 and H-4
-------------------------------------------------------------------------

                  Holders of Allowed Claims in Class S-5 (Secured Lender Claims) will continue to receive their Pro Rata share of $25 million in Cash and the New Secured Notes. See Original Disclosure Statement. New Secured Notes will continue to be valued, for purposes of estimating percentage recoveries to holders of Claims in Class S-5, at par. Class S-5 Claims are Impaired and entitled to vote on the Modified Plan. Estimated Percentage Recovery: 100%.

                  Holders of Allowed Claims in Classes S-3 and H-3 (Convenience Claims against the Services Debtors and Holdings Debtors, respectively) will continue to receive Cash equal to 50% of their of the amount of their respective Allowed Claims. Class S-3 and H-3 Claims are Impaired and entitled to vote on the Modified Plan. Estimated Percentage
Recovery: 50%.

                  Holders of Claims in Classes S-4 and H-4 (General Unsecured Claims against the Services Debtors and Holdings Debtors, respectively): As discussed above, the Original Valuation set forth in the Original Disclosure Statement has been replaced by the New Valuation set forth above. The aggregate shares of New Common Stock to be distributed to holders of Claims in Classes S-4 and H-4 are valued under the New Valuation at $73 million. As a result, while the classification of Claims and the proposed distributions to holders of Allowed Claims in classes S-4 and H-4 under the Modified Plan is the same as in the Original Plan, the estimated percentage recoveries to the holders of such Allowed Claims has changed compared to the estimated percentage recoveries set forth in the Original Disclosure Statement. The revised estimated percentage recoveries for Classes S-4 and H-4 are set forth below. These estimated percentage recoveries are premised on the Debtors' estimates of the amount of Claims in each such Class that will ultimately be Allowed. Those estimates have not changed from the estimates set forth in the Original Disclosure Statement. To the extent that actual Allowed Class H-4 or S-4 Claims differ from those estimates, the estimated percentage recoveries to holders of Allowed Class H-4 and S-4 Claims will differ accordingly:

            Class S-4 (General Unsecured Claims against the
            Services Debtors) are Impaired and entitled to vote on the Modified Plan.

                 Estimated Recovery under the Original Plan: 5.89%
                 Estimated Percentage Recovery under the Modified Plan: 2.69%.2


            Class H-4 (General Unsecured Claims against the
            Holdings Debtors) are Impaired and entitled to vote on the Modified Plan.

                 Estimated Recovery under the Original Plan: 7.44%
                 Estimated Percentage Recovery under the Modified Plan: 3.36%.3

-------------------

2 As set forth in the Original Disclosure Statement, Holders of Allowed Claims in Class S-4 will receive a Pro Rata share of the Class S-4 Stock Pool, which is estimated to be comprised of approximately 40.5% of the total New Common Shares issues and outstanding on the Effective Date (subject to Dilution).

3 As set forth in the Original Disclosure Statement, Holders of Allowed Claims in Class H-4 will receive a Pro Rata share of the Class H-4 Stock Pool, which is estimated to be comprised of approximately 59.5% of the total New Common Shares issues and outstanding on the Effective Date (subject to Dilution), plus the New Holdings Creditor Warrants.




                   ADDITIONAL DISCLOSURE AND SOLICITATION

                  The purpose of this Supplement is to provide additional information to enable Claim holders to make a reasonably informed decision with respect to the Modified Plan, prior to exercising their right to vote to accept or reject the Modified Plan.

                  The Bankruptcy Court has approved this Supplement as containing information of a kind and in sufficient and adequate detail to enable such Claim holders to make an informed judgment with respect to acceptance or rejection of the Modified Plan. THE BANKRUPTCY COURT'S APPROVAL OF THIS SUPPLEMENT DOES NOT CONSTITUTE EITHER A GUARANTY OF THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED HEREIN OR AN ENDORSEMENT OF THE MODIFIED PLAN BY THE BANKRUPTCY COURT.

                  ALL HOLDERS OF CLAIMS AGAINST THE DEBTORS ARE ENCOURAGED TO READ THIS SUPPLEMENT, THE ORIGINAL DISCLOSURE STATEMENT AND ITS APPENDICES CAREFULLY AND IN THEIR ENTIRETY BEFORE DECIDING TO VOTE EITHER TO ACCEPT OR TO REJECT THE MODIFIED PLAN. This Supplement contains important information about the Modified Plan, considerations pertinent to acceptance or rejection of the Modified Plan, and developments concerning the Chapter 11 Cases.

                  THIS SUPPLEMENT AND THE ORIGINAL DISCLOSURE STATEMENT ARE THE ONLY DOCUMENTS TO BE USED IN CONNECTION WITH THE SOLICITATION OF VOTES ON THE MODIFIED PLAN. No person has been authorized to distribute any information concerning the Debtors other than the information contained herein.

                  Except as otherwise specifically and expressly stated herein, this Supplement does not reflect any events that may occur subsequent to the date hereof and that may have a material impact on the information contained in this Supplement. The delivery of this Supplement shall not under any circumstance imply that the information herein is correct or complete as of any time subsequent to the date hereof.

              MODIFIED PLAN VOTING INSTRUCTIONS AND PROCEDURES

Solicitation Package

                  Prior to the mailing of this Supplement, as part of the solicitation of acceptances of the Original Plan, the Debtors have sent to you copies of the Original Plan and the Original Disclosure Statement. As a result of the changes described above, the Debtors are now sending this Supplement along with the Modification for your approval. Accordingly, included with this Supplement is the notice (the "Confirmation Hearing Notice") of, among other things, the time for submitting Ballots to accept or reject the Modified Plan, the date, time and place of the hearing to consider confirmation of the Modified Plan, and related matters, and the time for filing objections to confirmation of the Modified Plan and one or more Ballots (and return envelopes) to be used by you in voting to accept or to reject the Modified Plan.

                  The Debtors urge you to return the Ballots included with this Supplement indicating your vote on the Modified Plan. If you submitted a ballot voting on the Original Plan, unless you submit the new Ballots included with this Supplement to vote for or against the Modified Plan, your prior vote on the Original Plan will be counted as an acceptance or rejection, as the case may be, of the Modified Plan.

Voting Procedures, Ballots and Voting Deadline

                  After carefully reviewing the Original Plan, the Modification, the Original Disclosure Statement, this Supplement and the detailed instructions accompanying your Ballots, please indicate your acceptance or rejection of the Modified Plan, by voting in favor of or against the Modified Plan, on the Ballots. You must complete and sign your original Ballots (copies will not be accepted) and return it in the envelope provided.

                  Each Ballot has been coded to reflect the Class of Claims it represents. Accordingly, in voting to accept or reject the Modified Plan, you must use only the coded Ballot or Ballots sent to you with this Supplement.

                  IN ORDER FOR YOUR VOTE TO BE COUNTED, YOUR BALLOTS MUST BE PROPERLY COMPLETED AS SET FORTH ABOVE AND IN ACCORDANCE WITH THE VOTING INSTRUCTIONS ON THE BALLOTS AND RECEIVED NO LATER THAN OCTOBER 1, 2002, AT 5:00 P.M. (EASTERN TIME) (THE "VOTING DEADLINE") TO LOGAN AND COMPANY, INC. (THE "VOTING AGENT"). DO NOT RETURN DEBT INSTRUMENTS WITH YOUR BALLOT.

                  If you have any questions about (1) the procedure for voting your Claims or with respect to the packet of materials that you have received or (2) the amount of your Claim, or if you wish to obtain, at your own expense, unless otherwise specifically required by Federal Rule of Bankruptcy Procedure 3017(d), an additional copy of the Original Plan, the Modification, the Original Disclosure Statement, this Supplement or any appendices or exhibits to any of such documents, please contact:

                          ICG Communications, Inc.
                        c/o Logan and Company, Inc.
                              546 Valley Road
                         Upper Montclair, NJ 07043
                           Phone: (973) 509-3190
                            Fax: (973) 509-3191

                  FOR FURTHER INFORMATION AND INSTRUCTION ON VOTING TO ACCEPT OR REJECT THE PLAN, SEE SECTION XI OF THE ORIGINAL DISCLOSURE STATEMENT.




Confirmation Hearing and Deadline for Objections to Confirmation

                  Pursuant to section 1128 of the Bankruptcy Code and Federal Rule of Bankruptcy Procedure 3017(c), the Bankruptcy Court has scheduled a Confirmation Hearing for October 9, 2002, at 4 p.m. to consider confirming the Modified Plan. The Confirmation Hearing may be adjourned from time to time by the Bankruptcy Court without further notice except for the announcement of the adjournment date made at the Confirmation Hearing or at any subsequent adjourned Confirmation Hearing. Objections to Confirmation of the Modified Plan must be filed with the Bankruptcy Court not later than October 1, 2002.

Dated:   August 23, 2002
         Englewood, Colorado


ICG COMMUNICATIONS, INC.
(for itself and on behalf of the Debtors)



By:       /s/ Randall E. Curran
         -------------------------------------
Name:    Randall E. Curran
         -------------------------------------
Title:   Chief Executive Officer
         -------------------------------------


/s/ Timothy R. Pohl
-----------------------------------------------
SKADDEN, ARPS, SLATE, MEAGHER & FLOM (ILLINOIS)
Timothy R. Pohl
333 W. Wacker Drive
Chicago, Illinois 60606-1285
(312) 407-0700

          -and-


SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
Gregg M. Galardi
One Rodney Square
P.O. Box 636
Wilmington, Delaware 19899-0636
(302) 651-3000



Attorneys for Debtors and Debtors-in-Possession




                                 APPENDIX A




                                 APPENDIX B




                                 APPENDIX C